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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

TROY Group, Inc.
(Name of the Issuer)

TROY Group, Inc.
Dirk, Inc.
Patrick J. Dirk
Brian P. Dirk
Mary J. Dirk
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share	89733N 10 6
(Title of Class of Securities)	CUSIP Number of Class of Securities)

PATRICK J. DIRK
Chief Executive Officer
TROY Group, Inc.
2331 South Pullman Street
Santa Ana, California 92705
(949) 250-8972
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

with copies to:
TOM C. THOMAS, ESQ. Pillsbury Winthrop LLP 2475 Hanover Street Palo Alto, California 94304 (650) 233-4500	MICHAEL C. SELF, ESQ. Self & Bhamre 4400 MacArthur Boulevard, Suite 320 Newport Beach, CA 92660 (949) 955-0230

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101), or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,771,720	$1,365
*
For purposes of calculating the filing fee only. Determined by multiplying 3,520,170 shares of common stock of TROY Group, Inc. (the "Company"), by $3.06 per share.

**
The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the transaction valuation.

Check box if any part of the fee is offset as provided by § 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☒

        Amount Previously Paid: $1,366

        Form or Registration No.: Schedule 14A

        Filing Party: Troy Group, Inc.

        Date Filed: June 17, 2004

i

INTRODUCTION

        This Amendment No. 8 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Transaction Statement") is being filed by Patrick J. Dirk ("Mr. Dirk"), Brian P. Dirk, Mary J. Dirk, Dirk, Inc., a Delaware corporation ("Mergerco"), and TROY Group, Inc., a Delaware corporation ("TROY" or the "Company"), and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction. Pursuant to an Agreement and Plan of Merger, dated as of May 26, 2004, as amended by the First Amendment to the Agreement and Plan of Merger, dated October 5, 2004, Mergerco, which is controlled by Mr. Dirk and certain of his family members and trusts (the "Affiliated Stockholders"), will merge with and into the Company, and the Company will be the surviving corporation.

        Upon completion of the merger, each issued and outstanding share of the Company's common stock will be converted into the right to receive $3.06 in cash, without interest, except that: (1) treasury shares and shares of the Company's common stock held by Mergerco or the Affiliated Stockholders, immediately prior to the effective time will be cancelled without any payment therefor; and (2) shares held by stockholders who properly exercise appraisal rights will be subject to appraisal in accordance with Delaware law, if applicable. Upon completion of the merger, the Affiliated Stockholders are expected to own all of the Company's post-merger common stock.

        This Transaction Statement is being filed to amend (a) Item 10 to disclose the material terms of a revised commitment letter from Comerica Bank and (b) Item 15 to (i) disclose information regarding the financial projections provided by the Company in the Proxy Statement (as defined below), and (ii) to disclose the terms of a letter delivered by the Company to Dirk, Inc. which provides that the Company will not terminate the merger agreement between the two parties pursuant to section 8.1(b) thereto. This Transaction Statement also amends Item 16 to include (i) the revised commitment letter from Comerica Bank and (ii) a press release issued by the Company on January 4, 2005.

        The information required to be disclosed in this Transaction Statement, including the applicable sections of Regulation M-A under the Exchange Act, is disclosed in the Definitive Proxy Statement and the exhibits and appendices thereto filed on October 7, 2004 (the "Proxy Statement").

        All information contained in this Transaction Statement concerning the Company and its subsidiaries has been supplied by the Company, and all information concerning Mergerco and the Affiliated Stockholders has been supplied by Mergerco and the Affiliated Stockholders and their representatives and agents.

Item 1. Summary Term Sheet.

Item 1001 of Regulation M-A

  The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2. Subject Company Information.

Item 1002 of Regulation M-A

(a)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Parties to the Merger" is incorporated herein by reference. TROY is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction.
(b)	The information set forth in the Proxy Statement under the caption "THE SPECIAL MEETING—Who Can Vote" is incorporated herein by reference.
(c)	The information set forth in the Proxy Statement under the caption "PRICE RANGE OF COMMON STOCK AND DIVIDENDS" is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the caption "PRICE RANGE OF COMMON STOCK AND DIVIDENDS" is incorporated herein by reference.
(e)	Not applicable.
(f)	The information set forth in the Proxy Statement and the caption "COMMON STOCK PURCHASE INFORMATION" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Item 1003 of Regulation M-A

(a)-(c)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Parties to the Merger" and "DIRECTORS AND EXECUTIVE OFFICERS" is incorporated herein by reference.

Mary J. Dirk has been actively involved in TROY since she co-founded TROY with her husband, Patrick J. Dirk, in May 1982. Since our initial public offering, Mrs. Dirk has held various non-officer management positions and currently holds the position of Vice President of Administration. All of the filing persons are citizens of the United States. During the last five years, none of the filing persons and none of the directors and executive officers of TROY have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

Item 1004 of Regulation M-A

(a)(1)	Not applicable.
(a)(2)(i)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "THE SPECIAL MEETING—Purpose of the Special Meeting" is incorporated herein by reference.
(a)(2)(ii)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—The Merger," "THE SPECIAL MEETING—Purpose of the Special Meeting," "SPECIAL FACTORS—Effects of the Merger," "THE MERGER AGREEMENT—Payment for Shares" and "THE MERGER AGREEMENT—Treatment of Stock Options, Stock Awards and Warrants" is incorporated herein by reference.
(a)(2)(iii)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Our Purpose and Reasons for the Merger," "SPECIAL FACTORS—Our Purpose and Reasons for the Merger," "SPECIAL FACTORS—Reasons for the Special Committee's Determination; Fairness of the Merger," "SPECIAL FACTORS—Reasons for the Board of Directors' Determination; Fairness of the Merger." "SPECIAL FACTORS—Purpose and Reasons of Mergerco and the Affiliated Stockholders for the Merger" and "SPECIAL FACTORS—Mergerco and Affiliated Stockholders' Position as to the Fairness of the Merger" is incorporated herein by reference.
(a)(2)(iv)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Vote Required" and "THE SPECIAL MEETING—Required Vote" is incorporated herein by reference.
(a)(2)(v)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Effects of the Merger," "SPECIAL FACTORS—Advantages and Disadvantages of the Merger,"

"SPECIAL FACTORS—Effects of the Merger," "THE MERGER AGREEMENT—Payment for Shares" and "THE MERGER AGREEMENT—Treatment of Stock Options, Stock Awards and Warrants" is incorporated herein by reference.
(a)(2)(vi)	Not Applicable.
(a)(2)(vii)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Material U.S. Federal Income Tax Consequences," "SPECIAL FACTORS—Advantages and Disadvantages of the Merger," and "SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences" is incorporated herein by reference.
(c)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—The Merger," "SUMMARY TERM SHEET—Effects of the Merger," "SPECIAL FACTORS—Advantages and Disadvantages of the Merger," "SPECIAL FACTORS—Effects of the Merger" and "THE MERGER AGREEMENT—Conversion of Common Stock" is incorporated herein by reference.
(d)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Appraisal Rights," and "SPECIAL FACTORS—Appraisal Rights" is incorporated herein by reference.
(e)	None.
(f)	Not Applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A

(a)(1)	The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Related Party Transaction" is incorporated herein by reference.
(a)(2)	The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS—Related Party Transactions" and "COMMON STOCK PURCHASE INFORMATION" is incorporated herein by reference.
(b)	The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Background of the Merger" is incorporated herein by reference.
(c)	The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Background of the Merger" is incorporated herein by reference.
(e)
The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET—Interests of Our Directors and Officers in the Merger" and "SPECIAL FACTORS—Interests of Certain Persons in the Merger; Potential Conflicts of Interest" is incorporated herein by reference.

On November 5, 2004, the Company, Mergerco, the Dirk Family Trust (the "Dirk Trust"), Westar, Mr. Messina and Mr. Conrad entered into a Confidential Settlement Agreement and Mutual Release, pursuant to which Westar agreed, among other things, that for one year it would not, nor would it permit any affiliated party, (i) acquire or beneficially own shares of the Company's common stock or other voting security, (ii) make or participate in any solicitation of proxies with respect to the voting of any of the Company's voting securities, (iii) form, join or in any way participate in a "group" with respect to the voting securities of the Company, (iv) deposit any shares of the Company's common stock or other voting securities in a voting trust or subject them to a voting agreement or other agreement or arrangement with respect to the voting of such securities, (v) otherwise act, alone or in concert with others, to seek to control the management, board of directors, policies or affairs of the Company or solicit, propose, seek to effect or negotiate with any other person with respect to any form of business combination transaction with the Company or any affiliate thereof, or any restructuring, recapitalization or similar transaction with respect to the Company or any affiliate thereof, or solicit, make or propose, or encourage or negotiate with any other person with respect to, or announce an intent to make, any tender offer, exchange offer, or any other offer for any of the Company securities, (vi) disclose an intent, purpose, plan or proposal with respect to the Company or any of the Company's securities inconsistent with the provisions of the settlement agreement, including an intent, purpose, plan or proposal that is conditioned on or would require the Company to waive the benefit of or amend any provision of the settlement agreement, or assist, participate in, facilitate, encourage or solicit any effort or attempt by any person to do or seek to do any of the foregoing, or (vii) encourage or render advice to or make any recommendation or proposal to any person or other entity to engage in any of the actions covered by these provisions. This settlement agreement also provided for the mutual release as between the Company, Mergerco and the Dirk Trust, and Westar, Mr. Messina and Mr. Conrad, for any and all claims, among other things, arising out of any act, omission, transaction, event, occurrence or misrepresentation occurring on or before November 5, 2004. In connection with the settlement agreement, Mergerco and Messrs. Messina and Conrad agreed to enter into a voting agreement.

Pursuant to the Voting Agreement, dated November 5, 2004, by and among the Stockholders agreed to irrevocably appoint Mr. Patrick J. Dirk and Mr. Brian P. Dirk as proxy for and attorney in fact of the Stockholders to act with respect to and vote all shares of the Company's common stock held by the Stockholders at any annual, special or other meeting of the stockholders of the Company and at any adjournment or postponement thereof or pursuant to any written consent in lieu of a meeting, to the fullest extent that the Stockholders' shares are entitled to be voted, in favor of the merger and the transactions contemplated by the Merger Agreement.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006 of Regulation M-A

(b)	The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS—Structure of the Merger," "SPECIAL FACTORS—Effects of the Merger" and "THE MERGER AGREEMENT—Conversion of Common Stock" is incorporated herein by reference.
(c)(1)-(8)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—The Merger," "SPECIAL FACTORS—Background of the Merger," "SPECIAL FACTORS—Effects of the Merger," "THE MERGER AGREEMENT—Payment for Shares" and "THE MERGER AGREEMENT—Transfer of Shares" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A

(a)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Our Purpose and Reasons for the Merger," "SPECIAL FACTORS—Our Purpose and Reasons for the Merger" and "SPECIAL FACTORS—Purpose and Reasons of Mergerco and the Affiliated Stockholders for the Merger" is incorporated herein by reference.
(b)	The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Background of the Merger" is incorporated herein by reference.
(c)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Our Purpose and Reasons for the Merger," "SPECIAL FACTORS—Background of the Merger," "SPECIAL FACTORS—Our Purpose and Reasons for the Merger," "SPECIAL FACTORS—Reasons for the Special Committee's Determination; Fairness of the Merger," "SPECIAL FACTORS—

Reasons for the Board of Directors' Determination; Fairness of the Merger," "SPECIAL FACTORS—Purpose and Reasons of Mergerco and the Affiliated Stockholders for the Merger" and "SPECIAL FACTORS—Mergerco and Affiliated Stockholders' Position as to the Fairness of the Merger" is incorporated herein by reference.
(d)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—The Merger," "SUMMARY TERM SHEET—Effects of the Merger," "SUMMARY TERM SHEET—Material U.S. Federal Income Tax Consequences," "SPECIAL FACTORS—Advantages and Disadvantages of the Merger," "SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences," "SPECIAL FACTORS—Effects of the Merger," "THE MERGER AGREEMENT—Effective Time of the Merger," "THE MERGER AGREEMENT—Conversion of Common Stock," "THE MERGER AGREEMENT—Payment for Shares," "THE MERGER AGREEMENT—Transfer of Shares" and "THE MERGER AGREEMENT— Treatment of Stock Options, Stock Awards and Warrants" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

Item 1014 of Regulation M-A

(a)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Recommendations of the Special Committee and TROY's Board of Directors; Fairness of the Merger," "SUMMARY TERM SHEET—Opinion of Financial Advisor to the Special Committee," "SPECIAL FACTORS—Reasons for the Special Committee's Determination; Fairness of the Merger," "SPECIAL FACTORS—Reasons for the Board of Directors' Determination; Fairness of the Merger," "SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee" and "SPECIAL FACTORS—Purpose and reasons of Mergerco and the Affiliated Stockholders for the Merger" is incorporated herein by reference.
(b)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Recommendations of the Special Committee and TROY's Board of Directors; Fairness of the Merger," "SUMMARY TERM SHEET—Opinion of Financial Advisor to the Special Committee," "SPECIAL FACTORS—Reasons for the Special Committee's Determination; Fairness of the Merger," "SPECIAL FACTORS—Reasons for the Board of Directors' Determination; Fairness of the Merger," "SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee" and "SPECIAL FACTORS—Purpose and reasons of Mergerco and the Affiliated Stockholders for the Merger" is incorporated herein by reference.
(c)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Vote Required" and "THE SPECIAL MEETING—Required Vote" is incorporated herein by reference.
(d)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Special Committee," "SUMMARY TERM SHEET—Recommendations of the Special Committee and TROY's Board of Directors; Fairness of the Merger," "SPECIAL FACTORS—Background of the Merger" and "SPECIAL FACTORS—Reasons for the Special Committee's Determination; Fairness of the Merger" is incorporated herein by reference.
(e)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Recommendations of the Special Committee and TROY's Board of Directors; Fairness of the Merger," "SPECIAL FACTORS—Background of the Merger" and "SPECIAL FACTORS—Reasons for the Special Committee's Determination; Fairness of the Merger" is incorporated herein by reference.
(f)	The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS—Background of the Merger" is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A

(a)-(c)	The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET—Opinion of the Financial Advisor to the Special Committee," "SPECIAL FACTORS—Background of the Merger," "SPECIAL FACTORS—Reasons for the Special Committee's Determination; Fairness of the Merger" and "SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee" is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A

(a)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Merger Financing," "SPECIAL FACTORS—Background of the Merger" and "SPECIAL FACTORS—Merger Financing" is incorporated herein by reference.
The information set forth in Item 10(d) below is incorporated herein by reference.
(b)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Merger Financing," "SPECIAL FACTORS—Background of the Merger" and "SPECIAL FACTORS—Merger Financing" is incorporated herein by reference.
The information set forth in Item 10(d) below is incorporated herein by reference.
(c)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Fee and Expense Reimbursement Upon Termination," "SPECIAL FACTORS—Estimated Fees and Expenses of the Merger" and "THE MERGER AGREEMENT—Expense Reimbursement Upon Termination" is incorporated herein by reference.
The information set forth in Item 10(d) below is incorporated herein by reference.
(d)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Merger Financing," "SPECIAL FACTORS—Background of the Merger" and "SPECIAL FACTORS—Merger Financing" is incorporated herein by reference.

On December 22, 2004, the Company entered into a new commitment letter with Comerica Bank regarding a secured revolving line of credit with Comerica Bank. The previous commitment letter, dated May 20, 2004, was withdrawn by Comerica as a result of recent industry pronouncements regarding the projected decline in the volume of checks and the expected impact of this decline on the Company's forecasts. Pursuant to this new commitment letter, the maximum amount that the Company may borrow was reduced to $5,000,000 and the revolving line of credit was restructured so that amounts borrowed will be due and payable upon demand by the bank. Amounts borrowed under the revolving line of credit will be secured by all of the Company's assets and by a guarantee from Mr. Dirk and the Dirk Family Trust dated March 6, 1990.

For the revolving line of credit, amounts borrowed can be made against (i) 80% of the Company's eligible accounts receivable, (ii) 25% of (A) the lower of cost or market value of the Company's raw materials inventory and (B) the Company's finished goods inventory (with advances against inventory capped at $2,000,000); and (iii) 90% of the forced sale value of the Company's equipment (as determined by the bank). At the option of the Company, the interest rate for amounts borrowed shall be either (i) the lender's reference rate for similar loans, or (ii) the LIBOR rate plus 2.75%. Interest on amounts borrowed will be paid in monthly installments.

This commitment is subject to customary conditions, including the negotiation, execution and delivery of definitive documentation.

Item 11. Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A

(a)	The information set forth in the Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.
(b)	The information set forth in the Proxy Statement under the captions "COMMON STOCK PURCHASE INFORMATION" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

Item 1012 of Regulation M-A

(d)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Position of Mergerco and the Affiliated Stockholders as to Fairness of the Merger," "SUMMARY TERM SHEET—Interests of Our Directors and Officers in the Merger," "SPECIAL FACTORS—Background of the Merger" and "SPECIAL FACTORS—Purpose and Reasons of Mergerco and the Affiliated Stockholders for the Merger" is incorporated herein by reference.
(e)	Not Applicable.

Item 13. Financial Statements.

Item 1010 of Regulation M-A

(a)	The information set forth in the Proxy Statement under the captions "FINANCIAL STATEMENTS" and "SELECTED FINANCIAL DATA" is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A

(a)-(b)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Opinion of the Financial Advisor to the Special Committee," "SPECIAL FACTORS—Background of the Merger," "SPECIAL FACTORS—Merger Financing" and "SPECIAL FACTORS—Interests of Certain Persons in the Merger; Potential Conflicts of Interest" is incorporated herein by reference.

Item 15. Additional Information.

Item 1011 of Regulation M-A

(b)	The information set forth in the Proxy Statement and appendices thereto is incorporated herein by reference.

As part of its year-end planning, the Company engaged in an extensive review, budgeting and forecasting process. The Company was particularly concerned about the decline in sales of its check printing solutions during 2004, which the Company believed was due in large part to a continuing decline in the use of checks. In connection with this process, the Company reviewed recent Federal Reserve pronouncements that projected approximately a 15% decline in the volume of checks in 2005.

In addition, the Company reviewed a white paper published by Meta Software that, based on a study by an industry research firm, projected a 40% decline in check volume by 2010, with the annual rate of decline peaking at 15% in 2006. Upon completion of this review, the Company determined that the continuing decline in check volume was beginning to have and would likely continue to have a negative impact on the Company's core business. As a result, the Company determined that the projections included in the Proxy Statement were no longer achievable and, on January 4, 2005, announced it was withdrawing these projections.

By letter dated December 30, 2004, on behalf of the Company, the Special Committee of the Board of Directors, agreed, until March 1, 2005, not to terminate the Merger Agreement pursuant to section 8.1(b) thereto, which provides that either party may terminate the Merger Agreement, if the merger is not completed by December 31, 2004, unless the non-completion was a result of a material breach of any of the terms of the Merger Agreement by the party wishing to terminate.

Item 16. Exhibits.

Item 1016 of Regulation M-A

Exhibit Number	Description
(a)(2)(1)	Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 7, 2004 (incorporated herein by reference to the Proxy Statement).
(a)(2)(2)	Form of letter from the Company to the Stockholders of the Company (incorporated herein by reference to the Proxy Statement).
(a)(2)(3)	Form of proxy card (incorporated herein by reference to the Proxy Statement).
(a)(5)(1)	Press release issued by the Company on May 26, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Form 8-K on May 27, 2004).
(a)(5)(2)
Press release issued by the Company on July 28, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Schedule 14A on July 28, 2004).
(a)(5)(3)
Press release issued by the Company on September 8, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Schedule 14A on September 8, 2004).
(a)(5)(4)
Press release issued by the Company on September 24, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Form 8-K on September 24, 2004).
(a)(5)(5)
Press release issued by the Company on October 8, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Schedule 14A on October 8, 2004).
(a)(5)(6)
Press release issued by the Company on November 3, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Schedule 14A on November 3, 2004).

(a)(5)(7)
Press release issued by the Company on November 8, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Schedule 14A on November 8, 2004).
(a)(5)(8)*	Press release issued by the Company on November 9, 2004.
(a)(5)(9)
Press release issued by the Company on January 4, 2005 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Form 8-K on January 5, 2005).
(b)(1)	Commitment Letter of Comerica Bank—California, dated December 22, 2004.
(c)(1)	Fairness Opinion of Business Equity Appraisal Reports, Inc., dated May 24, 2004 and updated on May 26, 2004 (incorporated here by reference to Appendix B of the Proxy Statement).
(c)(2)*	Report by Business Equity Appraisal Reports, Inc. to the Company's special committee of the board of directors, dated May 28, 2004.
(c)(3)*	Draft Valuation Report by Business Equity Appraisal Reports, Inc. (as if private) to the Company's special committee of the board of directors, dated May 7, 2004.
(c)(4)*	Draft Valuation Report by Business Equity Appraisal Reports, Inc. (as if public) to the Company's special committee of the board of directors, dated May 7, 2004.
(d)(1)	Agreement and Plan of Merger, dated May 26, 2004, by and between Dirk, Inc. and the Company (incorporated herein by reference to Appendix A of the Proxy Statement).
(d)(2)	First Amendment to the Agreement and Plan of Merger, dated October 5, 2004, by and between Dirk, Inc. and the Company (incorporated by reference to Appendix A-1 to the Proxy Statement).
(d)(3)*	Confidential Settlement Agreement and Mutual Release, dated November 5, 2004, by and among the Company, Dirk, Inc., the Dirk Family Trust, Westar Capital LLC, Robert Messina and Del Conrad.
(d)(4)*	Voting Agreement, dated as of November 5, 2004, by and among the Company, Dirk, Inc., Del Conrad and Robert Messina.
(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).
(g)	None

*
Previously filed.

SIGNATURE

        After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2005	TROY GROUP, INC.
	By	/s/ DENNIS C. FAIRCHILD
Name: Dennis C. Fairchild
Title: Senior Vice President and Chief Financial Officer
Dated: January 5, 2005	DIRK, INC.
	By	/s/ PATRICK J. DIRK
Name: Patrick J. Dirk
Title: President
Dated: January 5, 2005	By	/s/ PATRICK J. DIRK Patrick J. Dirk
Dated: January 5, 2005	By	/s/ BRIAN P. DIRK Brian P. Dirk
Dated: January 5, 2005	By	/s/ MARY J. DIRK Mary J. Dirk

EXHIBIT INDEX

Exhibit Number	Description
(a)(2)(1)	Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 27, 2004 (incorporated herein by reference to the Proxy Statement).
(a)(2)(2)	Form of letter from the Company to the Stockholders of the Company (incorporated herein by reference to the Proxy Statement).
(a)(2)(3)	Form of proxy card (incorporated herein by reference to the Proxy Statement).
(a)(5)(1)	Press release issued by the Company on May 26, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Form 8-K on May 27, 2004).
(a)(5)(2)
Press release issued by the Company on July 28, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Schedule 14A on July 28, 2004).
(a)(5)(3)
Press release issued by the Company on September 8, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Schedule 14A on September 8, 2004).
(a)(5)(4)
Press release issued by the Company on September 24, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Form 8-K on September 24, 2004).
(a)(5)(5)
Press release issued by the Company on October 8, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Schedule 14A on October 8, 2004).
(a)(5)(6)
Press release issued by the Company on November 3, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Schedule 14A on November 3, 2004).
(a)(5)(7)
Press release issued by the Company on November 8, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Schedule 14A on November 8, 2004).
(a)(5)(8)*	Press release issued by the Company on November 9, 2004.
(a)(5)(9)
Press release issued by the Company on January 4, 2005 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Form 8-K on January 5, 2005).
(b)(1)	Commitment Letter of Comerica Bank—California, dated December 22, 2004.
(c)(1)	Fairness Opinion of Business Equity Appraisal Reports, Inc., dated May 24, 2004 and updated on May 26, 2004 (incorporated here by reference to Appendix B of the Proxy Statement).
(c)(2)*	Report by Business Equity Appraisal Reports, Inc. to the Company's special committee of the board of directors, dated May 28, 2004.

(c)(3)*	Valuation Report by Business Equity Reports, Inc. (as if private) to the Company's special committee of the board of directors, dated May 7, 2004.
(c)(4)*	Valuation Report by Business Equity Reports, Inc. (as if public) to the Company's special committee of the board of directors, dated May 7, 2004.
(d)(1)	Agreement and Plan of Merger, dated May 26, 2004, by and between Dirk, Inc. and the Company (incorporated herein by reference to Appendix A of the Proxy Statement).
(d)(2)	First Amendment to the Agreement and Plan of Merger, dated October 5, 2004, by and between Dirk, Inc. and the Company (incorporated by reference to Appendix A-1 to the Proxy Statement).
(d)(3)*	Confidential Settlement Agreement and Mutual Release, dated November 5, 2004, by and among the Company, Dirk, Inc., the Dirk Family Trust, Westar Capital LLC, Robert Messina and Del Conrad.
(d)(4)*	Voting Agreement, dated as of November 5, 2004, by and among the Company, Dirk, Inc., Del Conrad and Robert Messina.
(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).
(g)	None

*
Previously filed.

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TABLE OF CONTENTS
INTRODUCTION
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amounts of Funds or Other Consideration.
  Item 11. Interest in Securities of the Subject Company.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURE
EXHIBIT INDEX